SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

De Biasi
auditores independentes

# INDEPENDENT AUDITORS' REPORT

To Management and Stockholders of

GOLDENSAND, COMÉRCIO E SERVIÇOS, SOCIEDADE UNIPESSOAL LDA.

1) We have audited the financial statements of Goldensand, Comércio e Serviços, Sociedade Unipessoal Lda., as of December 31, 2008, and the related statement of income, changes in net equity and cash flow associated with the fiscal year which ended on that date, prepared under the responsibility of its administration. Our responsibility is to express an opinion about those financial statements.

2) We conducted our audits in accordance with the applicable Brazilian accounting norms, and included (a) the planning of our work, considering the relevance of the entity's balances, the volume of its transactions and its accounting and internal control systems; (b) examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.; and (c) the assessment of the accounting practices and significant estimates employed by the Entity's Management, as well as the overall financial statement presentation.

3) We did not audit the financial statements of the Londrina Bebidas Ltda. entity, related to the fiscal years which ended on December 31, 2008 or December 31, 2007. Therefore we did not audit the consolidated financial statements.
We are aware of the fact that such statements are audited by other independent auditors, as part of the consolidated statement for the Companhia de Bebidas da América - AMBEV. However, we did not have access to the procedures performed by such auditors.

debiasi.com.br

4) In our opinion, except for the effects of possible adjustments that might result from an investment's assessment, mentioned in paragraph 3, the financial statements referred to in paragraph 1 present fairly, in all material aspects, the equity and financial position of Goldensand Comércio e Serviços, Sociedade Unipessoal, Lda., as of December 31, 2008, the results of its operations, the changes in its shareholders' equity, the cash flows for the operations related to the fiscal year which ended on that date, in accordance with the accounting practices adopted in Brazil.

5) The financial statements related to the fiscal year which ended on December 31, 2007, the amounts for which are shown for the sake of comparison, have not been audited by us. As mentioned in explanatory note 2 (a), the accounting practices adopted in Brazil were changed as of January 1, 2008. The 2007 financial statements were prepared in accordance with the accounting practices adopted in Brazil, which were in force until December 31, 2007, and as allowed as per Ruling CPC 13 – Initial enactment of Law # 11.638/07 and Provisional Executive Act # 449/08, are not presented with the adjustments for the sake of comparison between the fiscal years.

São José dos Campos, February 20, 2009.

De Biasi Independent Auditors
CRC2SP017861/O-6

Adriana Almeida Resende de Miranda
CRC 1SP194886/O-6 t

debiasi.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations